

03029289

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Advantage Energy Income Fund

*CURRENT ADDRESS Petro-Canada Centre
Suite 3100
150 - 6 Avenue SW
Calgary, Alberta T2P 3V7

**FORMER NAME

**NEW ADDRESS



PROCESSED
AUG 18 2003
THOMSON FINANCIAL

FILE NO. 82- 34742 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: BBS

DAT : 8/14/03



ADVANTAGE

ENERGY INCOME FUND

82-34742

2001 Annual Report to Unitholders

AVN.UN

Advantage Energy Income Fund was formed on May 23, 2001 through the reorganization of Search Energy Corp. The Fund's primary objective is to provide investors with a low risk investment in the oil and gas industry, while generating superior returns compared with investment alternatives.

The Fund is managed by Advantage Investment Management Ltd., a 100% Canadian-owned, privately held management company. The management team has over 40 years combined experience in the oil and gas trust sector including more than $3 billion in corporate and asset acquisitions, extensive experience in finance and capital markets and in oil and gas production, operations and exploitation.

Advantage (AVN.UN) trades on the TSE and has approximately 27.1 million Units outstanding.

Table of Contents

Annual General Meeting

Advantage Energy Income Fund is pleased to invite its Unitholders and other interested parties to its Annual General Meeting to be held in the McMurray Room, Calgary Petroleum Club, 319 - 5 Avenue SW, Calgary Alberta on Tuesday, June 25, 2002 commencing at 3:00 p.m. We ask those Unitholders unable to attend the meeting to please complete and return your *Form of Proxy*.

Conversion of Shares to Advantage Units

If you have not yet converted your shares of Search Energy Corp. into Advantage Energy Income Fund Units, your cash distributions are being held in trust by Computershare Trust Company of Canada. When the Fund was created, four shares of Search were exchanged for one Advantage Unit. To year end, each Advantage Unit earned $1.45 in cash distributions.

To convert your Search or any predecessor company shares and receive your cash distributions contact Computershare toll free at 1-888-267-6555 or 1-800-558-0046 (outside of Canada).

visit our website at www.advantageincome.com

Financial and Operating Highlights

	For the period May 24, 2001 to December 31, 2001
Financial	
Petroleum and natural gas sales ($000)	$ 38,595
Average prices	
Natural gas ($/mcf)	$ 3.43
Oil and NGLs ($/bbl)	$ 27.99
Cash flow from operations ($000)	$ 20,342
per Unit	$ 1.37
Cash distributions ($000)	$ 22,099
per Unit	$ 1.45
Year end debt and working capital ($000) [1] [2]	$ 73,073
Units outstanding (000) [2]	27,099
Operating	
Production	
Natural gas (mcf/d)	26,613
Oil and NGLs (bbls/d)	2,954
boe (6:1)	7,390
Reserves (mboe) [1]	
Proven producing	22,887
Total proven	35,348
Probable (risked at 50%)	5,944
Established (proven plus 50% probable)	41,292
Reserve life index (years) [1]	10.5
Acquisition and development costs ($/boe) [1]	$ 5.30
Wells drilled (net)	12
Undeveloped land (net acres)	205,783

[1] Includes acquisition of Gascan Resources Ltd. and a related property acquisition which were effective January 1, 2002

[2] Includes equity financing which closed January 29, 2002

Management's Message to Unitholders

Creation of Advantage

- Advantage Energy Income Fund was created on May 23, 2001 upon the conversion of Search Energy Corp. into a royalty trust.
- The purpose of the conversion was to create a trust entity which distributes substantially all of its cash flow to Unitholders on a monthly basis.
- The Trust will focus on growth through the acquisition and development of producing oil and natural gas properties while minimizing exposure to exploration risk.

Management Team

- The Fund is managed by Advantage Investment Management Ltd., a privately held management company.
- The four principals of the management company were previously senior executives within the "Enerplus Group" prior to forming Advantage.
- As a group, the management team has over 40 years of experience in the royalty trust sector including:
  - Finance and capital markets,
  - Over $3 billion of corporate and asset acquisitions,
  - Production, operations and exploitation, and
  - Investor relations.

Activity Since Inception

- Since its inception last spring, Advantage has been extremely active having incurred total capital expenditures of $142 million.
- The majority of these expenditures relate to the acquisition of two private companies and a related property acquisition:
  - Due West Resources Inc., effective August 1, 2001, and
  - Gascan Resources Ltd., effective January 1, 2002.

Activity Since Inception ($ millions except per boe amounts)	
Acquisitions:	
◆ Due West Resources	$ 58.7
◆ Gascan Resources	$ 74.3
Development drilling	$ 9.0
Total expenditures	$ 142.0
Reserve additions (mmboe @ 6:1)	26.8
Cost per boe	$ 5.30

- The Fund also committed $9.0 million to development activities during 2001 which were mainly directed towards natural gas drilling and facility construction at Vermilion, Alberta.
- These activities resulted in total established reserve additions of 26.8 mmboe at a net cost of $5.30/boe.
- The established reserve additions were comprised of 119.5 bcf of natural gas and 6.9 mmboe of light oil and NGLs.

Impact on Reserves



Reserves per Unit
(boe per Unit)
+ 17%
1.30
1.52
Inception
May 23, 2001
Current
January 1, 2002



Oil & Natural Gas Reserves Composition
Natural gas
70%
Light oil
& NGLs
24%
Heavy
oil
6%

- Total established reserves per Advantage Trust Unit increased by 17% from 1.30 boe per Unit at the Fund's inception to 1.52 boe per Unit at January 1, 2002.
- In addition, the quality of the Fund's reserves improved significantly with natural gas now comprising 70% of total reserves, up from 60% at inception. Light oil and NGLs represent 24% of reserves, up from 16% at inception, while the Fund's exposure to heavy oil has been substantially reduced down from 24% at inception to less than 6% currently.
- The Due West and Gascan acquisitions were both comprised of high quality, long life natural gas and light oil properties.
- These acquisitions had a major impact on the Fund's established reserve life index which increased by 48% to 10.5 years at January 1, 2002.
- The Fund will continue to focus its acquisition and development efforts on long life properties with a bias towards natural gas.



Established Reserve Life Index
(years)
+ 48%
7.1
10.5
Inception
May 23, 2001
Current
January 1, 2002

2002 Outlook

- Prices for natural gas and crude oil have surged in recent months recovering from the lows reached during the latter part of 2001.
- The strength seen in natural gas prices appears to be related to improving market fundamentals, while the rise in crude oil prices is in large part due to tensions in the Middle East and supply cuts from OPEC.
- Management believes that natural gas prices will continue to improve during 2002 in response to sharply lower production levels in both the U.S. and Canada caused by high decline rates on existing production, and the steep decline that has occurred in natural gas drilling.
- The management team has positioned Advantage to be one of the highest gas weighted funds in the royalty trust sector, with natural gas comprising 70% of the total established reserves.
- The Fund is planning a significant capital expenditure program during 2002 which is dedicated 75% towards natural gas and 25% on light oil development.
- Approximately 80% of these projects are low risk, low cost infill drilling, recompletions and production tie-ins. The remaining 20% are comprised of low cost, medium risk step out drilling.
- On the acquisition front, the Fund manager will continue to pursue both corporate and asset transactions which are accretive to Advantage Unitholders in terms of long-term cash flow, net asset value and reserve life index.

As a final remark, I wish to thank all of the employees and the Board of Directors at Advantage for their support and outstanding performance during our first year of operation. In addition, on behalf of Advantage Investment Management Ltd., I personally thank Mr. Bill Davis, the former President of Search Energy Corp., for his faith in allowing my team the opportunity to create Advantage Energy Income Fund.

Kelly I. Drader, CA
President and Chief Executive Officer

left to right:
Gary Bourgeois
Jeff Jongmans
Pat Cairns
Rick Mazurkewich
Kelly Drader
Tony Takahashi



Operations Review

Acquisitions and Development

Advantage understands that a disciplined approach to acquisitions and subsequent exploitation is essential to maximizing Unitholder value. During its inaugural year, Advantage purchased two privately held corporations and drilled 12 net wells, resulting in seven net natural gas wells, one net oil well and four dry holes for a success rate of 67%. The Fund constructed 16 km of pipelines and built a 100% owned compressor station at its Vermilion property. As a result, the Fund's production and reserves grew by 52% and 147% respectively, yielding a 48% increase in the established reserve life index to 10.5 years. This impressive growth was accomplished with a sector-leading acquisition and development cost of $5.30/boe for established reserves and $6.13/boe for proven reserves, as assigned by Sproule Associates Limited ("Sproule") in their January 1, 2002 report.

The key attributes of the acquisitions are as follows:

- The acquired properties have an established reserve life index (proven plus 50% probable) of 14.2 years and are comprised of 73% natural gas and 27% light oil and NGLs.
- The acquired properties contain total established reserves of 126 bcf natural gas and 7.8 mmbbls light oil and NGLs for a combined total of 28.8 mmboe (6:1 basis), based on the Sproule report dated January 1, 2002.
- Approximately 87% of the established reserves are classified as "proved" in the Sproule report.
- Production from the properties acquired in 2002 is estimated in the Sproule proved report to be 5,500 boe/d including 26.8 mmcf/d of natural gas and 1,036 bbls/d of crude oil and NGLs.

Advantage has identified over 100 low risk infill drilling locations on the acquired properties. There are also several properties where waterflood implementation, wellbore recompletions and facility expansion will lead to increases in production and reserves. The acquisitions included 80,000 net acres of high working interest, undeveloped land complemented by 7,500 km of 2D and 620 square km of 3D seismic data.

Oil & Natural Gas Reserves

Advantage's year end established reserves were 41.3 mmboe, a 147% increase over April 1, 2001. Total proved reserves increased 142% to 35.3 mmboe. Approximately 86% of established reserves are classified as proven.

Advantage's crude oil, natural gas and NGLs reserves were evaluated as of January 1, 2002 by the independent engineering firm of Sproule Associates Limited ("Sproule"). Sproule evaluated 89% (based on value) of the established reserves with the balance being evaluated by in-house engineers. The Sproule evaluation was reviewed and recommended by Advantage's Independent Reserve Evaluation Committee as appointed by the Board of Directors. This committee, consisting exclusively of non-management directors, is responsible for review of reserve additions, principle assumptions and methodology upon which the report is based. All estimates of future net production revenues set forth in the accompanying tables are stated without provision for income taxes, general and administrative costs and management fees.

Reserves Summary [1]

	Crude Oil & NGLs	Natural Gas	Total	Present Value ($000)	
	mbbl	mmcf	mboe	10%	12%
Proven producing	7,856	90,188	22,887	194.3	180.5
Total proven	9,776	153,434	35,348	334.7	308.5
Total probable (risked at 50%)	2,974	17,822	5,944	26.5	22.9
Total established reserves at January 1, 2002	12,750	171,256	41,292	$ 361.2	$ 331.4

[1] Includes the acquisition of Gascan Resources Ltd. and a property purchase at Medicine Hat

NATURAL GAS RESERVES
(bcf)



+ 188%
171.1
59.4
Inception
May 23, 2001
Current
January 1, 2002

OIL & NGLS RESERVES
(mmbbls)



+ 88%
12.8
6.8
Inception
May 23, 2001
Current
January 1, 2002

OIL & NATURAL GAS RESERVES
(established mmboe)



+ 147%
41.3
16.7
Inception
May 23, 2001
Current
January 1, 2002

RESERVES RECONCILIATION

	Crude Oil mmbbl		Natural Gas bcf		NGLs mmbbl		Total mmboe		Total Established mmboe
	prov.	prob.	prov.	prob	prov.	prob.	prov.	prob.	
Reserves at April 1, 2001	5.2	2.0	53.1	13.4	0.5	0.1	14.6	4.3	16.7
Acquisitions	3.7	0.9	12.9	3.3	0.5	0.1	6.3	1.5	7.1
Production from April 1, 2001	0.8	-	8.0	-	0.1	-	2.2	-	2.2
Drilling, development, revisions	0.1	2.7	(4.1)	(2.0)	0.1	0.0	(0.5)	2.4	0.7
Subtotal	8.1	5.6	53.9	14.7	1.0	0.2	18.1	8.3	22.3
Gascan Resources Ltd.	0.5	0.1	99.5	21.0	0.1	0.0	17.2	3.6	19.0
Reserves at January 1, 2002	8.6	5.7	153.4	35.7	1.1	0.2	35.3	11.9	41.3

NET ASSET VALUE

($000, except per Unit amounts)	10%	12%
Present value of established reserves at January 1, 2002	$ 361,231	$ 331,383
Undeveloped acreage (@ $70/acre) and seismic	18,005	18,005
Debt, net of working capital [1]	(73,073)	(73,073)
Net asset value	$ 306,163	$ 276,315
Net asset value per Unit [2]	$ 11.30	$ 10.20

[1] Includes the acquisition of Gascan Resources Ltd. and a property purchase at Medicine Hat

[2] Based on 27.1 million Units outstanding at January 29, 2002

PRICING ASSUMPTIONS [1]

The present value of future cash flow at January 1, 2002 was based upon crude oil and natural gas pricing assumptions prepared by Sproule Associates Limited. These forecasts are adjusted for reserve quality, transportation charges and the provision of any applicable sales contracts. The price assumptions used in the report are summarized in the table below:

Year	WTI Crude Oil $US/bbl	Edmonton Light Crude Oil $Cdn/bbl	Alberta Plantgate Natural Gas $Cdn/mmbtu
2002	$ 22.79	$ 34.97	$ 3.92
2003	$ 22.50	$ 34.28	$ 4.76
2004	$ 21.47	$ 32.62	$ 4.49
2005	$ 21.44	$ 32.57	$ 4.34
2006	$ 21.76	$ 33.08	$ 4.41

[1] Sproule Associates Limited price forecast effective April 1, 2002

ASSET BASE - MAJOR PROPERTIES

The majority of Advantage's production and reserves are concentrated within three operating/producing areas located in the province of Alberta and the northeast portion of British Columbia. Advantage operates approximately 80% of its production base, which allows the Fund to control the nature and timing of future capital expenditures.

The largest property in terms of reserves, representing 38% of the Fund's established reserve base, is at Medicine Hat. This long life, shallow natural gas property, situated just north of the City of Medicine Hat was acquired in the Gascan purchase on January 1, 2002. Approximately 65% of the Fund's 2002 capital expenditure program will relate to this property, which is expected to more than triple production from this area by mid-year.

The Fund's top 10 properties represent 81% of established reserves and 71% of anticipated 2002 production. The property base is well diversified both geographically and by reservoir.


ESTABLISHED RESERVE LIFE INDEX
(years)
+ 48%
10.5
7.1
Inception
May 23, 2001
Current
January 1, 2002


W6M
W5M
W4M
T120
T105
Northern
Stoddart/North Pine
T90
Boundary Lake
Puskwaskau
T75
Grande Prairie
Bezanson
Central
Wainwright/Vermilion
T60
Acheson East
Edmonton
Bonnie Glen
T45
Jasper
Pembina/Rose Creek
Red Deer
Southern
T30
Drumheller
Banff
Calgary
Natural gas
Crude oil
Medicine Hat
T15
Medicine Hat
Lethbridge

RESERVES BY AREA

	Established Reserves				2002E Production [1]				
	Oil & NGLs mbbl	Natural Gas mmcf	Total mboe		Oil & NGLs bbls/d	Natural Gas mcf/d	Total boe/d		Reserve Life Index
Northern Area	4,186	40,262	10,896	26%	1,035	15,929	3,690	34%	8.1
Central Area	7,278	34,281	12,992	32%	1,638	15,997	4,305	40%	8.3
Southern Area	1,286	96,713	17,404	42%	327	15,010	2,828	26%	16.9
Total	12,750	171,256	41,292	100%	3,000	46,936	10,823	100%	10.5

[1] Based on total proven production

MEDICINE HAT


R.5
R.4
R.3W4M
T.15
T.14
2002 locations
future locations

The Medicine Hat natural gas property is comprised of 24 sections of land at 100% working interest, located in south-eastern Alberta, 20 km north of the City of Medicine Hat. Natural gas is produced on a co-mingled basis out of several shallow depth sands within the Milk River and Medicine Hat formations. The current production of 5.0 mmcf/d is produced from 119 wells, and is gathered into a central compression and dehydration facility operated by Advantage and is then sold into the TransCanada pipeline system.

The Sproule report assigned proven reserves of 85.4 bcf of natural gas and an additional 8.2 bcf of risked probable reserves to this property. This assignment includes the capital requirements for 98 new locations and proportionate upgrades to compression and gathering facilities.

Subsequent to year end 2001, the Fund recompleted 19 existing wells with the perforation and fracture stimulations of additional zones. In addition, 40 new wells were drilled, all on the western half of the property. Completion and tie-in of these wells are ongoing, with production expected to commence in April 2002 at an incremental rate of approximately 8.0 mmcf/d. In conjunction with the drilling and completion program, additional gas compression facilities were installed on the property. This program will absorb approximately 65% of the Fund's capital expenditure budget for 2002.

On the east half of the property, an additional 58 locations have been identified for future drilling. These locations will require additional expansion of gas gathering and compression facilities following drilling.

PUSKWASKAU


R2W6
R26W5
▲ future locations
B3 Pool
1-20
1-16
T75
South B2 Pool
T74

Puskwaskau is a natural gas property, located 70 km northeast of Grande Prairie, Alberta which was acquired January 1, 2002. The Fund holds a 25% interest in 16 sections of non-operated land and a 16.67% interest in two additional non-operated sections. Three sections of operated land on the east side of the property are held 100%.

Current net production is 4.0 mmcf/d and 25 bbls/d of NGLs. This production originates from dolomitized carbonates of the Mississippian-aged Banff formation at a depth of 2,200 metres. This pool was discovered in 2001, with production commencing in November from two non-operated wells at working interests of 16.67% and 25%. This sweet natural gas is being sold directly into the TransCanada pipeline system.

The Sproule report has assigned net proven reserves of 3.7 bcf of natural gas and 15 mbbls of NGLs. Risked probable reserves of 0.6 bcf of natural gas and 3 mbbls of NGLs have also been assigned.

The Sproule report includes one future development location on 25% working interest land adjacent to the existing producers. To evaluate and confirm additional drilling opportunities, the Fund plans to participate in an industry sponsored 3D seismic program over the lands, including the three 100% sections on the east side of the property.

ACHESON EAST


R26W4 R25W4
▲ future horizontal location
existing horizontal well
31
T52
30

The Acheson East property lies on the western boundary of Edmonton. Advantage has a 100% working interest in one section of land, which produces 237 bbls/d of light oil and 166 mcf/d of natural gas out of the Cretaceous Basal Quartz Formation at a depth of 1,200 metres.

This pool was discovered in 1958 and was produced conventionally with vertical and directional wells until December 2000, when a horizontal well was drilled into the reservoir. The horizontal well penetrated the reservoir with approximately 550 metres of open hole in the Basal Quartz sand. This well presently accounts for half of the production from the property. On the basis of the strong production history from this horizontal well, the Fund drilled two additional horizontal locations in the first quarter of 2002. Completion operations are ongoing and, it is anticipated that each well will produce approximately 100 bbls/d of crude oil.

The Sproule report assigned net proven reserves of 539 mbbls of oil and 0.4 bcf of natural gas, plus risked probable reserves of 248 mbbls of oil and 0.2 bcf of natural gas.

WAINWRIGHT


R10W4
R5W4
Natural gas pool
Oil pool
T50
T45

The Wainwright property, consisting of approximately 175 sections of land with an average working interest over 80%, is centered 40 km northwest of Wainwright, Alberta. Current net production consists of 3.7 mmcf/d of natural gas and 775 bbls/d of 13° to 19° API crude oil. The natural gas production occurs out of multiple zones within the Mannville Group and Viking Formations. Oil production is from the Mannville Group with 60% occurring in Sparky aged pools and 40% from the Upper Mannville, McLaren aged pools. All production occurs from shallow depths of between 450 and 750 metres.

Advantage operates all of the natural gas production and approximately 50% of its oil production from this area. Natural gas is gathered and compressed at three company operated compressor sites and delivered into the ATCO pipeline system. Crude oil is sold and delivered by pipeline from the company operated Trojan Battery located at the Sparky 'E' pool to Encana facilities 10 km to the west.

Sproule evaluated net proven reserves for the Wainwright area of 9.9 bcf of natural gas and 1,498 mbbls of oil. Risked net probable reserves of 2.5 bcf of natural gas and 0.9 mbbls of oil were also assigned.

VERMILION


R12W4
R7W4
compressor station
T56
Plain Project
Mannville Project
T51

The Vermilion property lies immediately north of the Wainwright area, 10 km northwest of the town of Vermilion. By way of a farm-in arrangement with an industry partner, the Fund has earned a 50% interest in 12 sections of land and has acquired an additional three sections of land (50% working interest) at Crown land sales. Eleven wells were drilled prior to year end 2001, followed with an additional four wells in the first quarter of 2002. The Fund has access to approximately 200 additional sections of land through this farm-in arrangement. Drilling locations continue to be evaluated with seismic and geological mapping and will be selected on a rolling option basis throughout the upcoming year.

Low cost drilling, shallow depths and multiple zone gas targets with high rates of deliverability characterize this area. The 15 wells drilled to date have resulted in 10 gas wells and five abandonments. In the Mannville project located in the southeast corner of the Vermilion area, the Fund constructed a 100% owned and operated compression and dehydration facility capable of 7.5 mmcf/d. Currently six of the new wells drilled are tied into this facility. Although production from this area did not commence until mid-October, payout has already occurred on most of these wells. The Fund's resulting net production is just under 4 mmcf/d. In this area, the Fund has 22 sections of proprietary 3D seismic, which it used to locate the existing gas wells and will use to evaluate additional future locations.

In the Plain project area on the west side of the Vermilion property, three wells have been drilled and tied-in to facilities operated by an outside custom gas processor. Initial production rates were 2.5 mmcf/d net to the Fund. Upgrades to the processing facility and gathering system are under way in order to add additional capacity of 6 mmcf/d. Production from the existing three wells is anticipated to fill this upgraded capacity. Additional drilling opportunities in this area are being evaluated from recently acquired 2D seismic data.

Sproule evaluated Advantage's reserves in the wells drilled up to year end at 4.3 bcf of proven natural gas with risked probable reserves of 1.8 bcf also assigned.

LONG LIFE LEGACY UNITS

Advantage has ownership in 10 long life units which make up 18% of the Fund's established reserve base. Their established reserve life index, in aggregate, is 25 years. The long life legacy units are comprised of some of the most sought after units in the Western Canadian Basin. These include the Boundary Lake Units No. 1 and 2, Turner Valley Unit No. 7, North Pembina Cardium Unit No. 1, Pembina Rose Creek Cardium Unit, Sunset Triassic Unit, Steelman Unit No. 3, Alexis Banff "A" Unit, Inga Unit No. 3 and the Ferrybank Belly River Gas Unit.

Sproule has assigned net proven reserves on these units of 5,193 mbbls of oil and NGLs, 6.0 bcf of natural gas and risked probable reserves of 1,265 mbbls of oil and NGLs and 1.0 bcf of natural gas.

ENVIRONMENT, HEALTH AND SAFETY

Advantage is committed to providing a safe working environment for employees, consultants, contractors and the general public and to minimizing the environmental impact of its operations. With this commitment, Advantage will continuously review and improve policies required to maintain and ensure an ongoing excellence. Advantage is aware of environmental regulations on the release of emissions produced in association with its crude oil and natural gas operations, and believes it is in compliance with all required legislation and is taking steps to ensure this compliance is maintained. As well, Advantage is in compliance with the Alberta Energy Utilities Board in Alberta and the Oil & Gas Council in British Columbia.

LAND INVENTORY AT DECEMBER 31, 2001

	Developed Acres		Undeveloped Acres	
	Gross	Net	Gross	Net
Alberta	461,818	173,961	377,425	186,058
British Columbia	91,469	17,718	32,686	14,289
Saskatchewan	176	23	5,973	5,436
Total	555,463	191,702	416,084	205,783

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD & A") provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or the "Fund") for the period from May 24 to December 31, 2001 and should be read in conjunction with the audited consolidated financial statements contained within this annual report. Actual results will be compared to the 2001 Forecast contained within Search Energy Corp.'s ("Search") Information Circular dated April 18, 2001. *All boe amounts are converted on the basis of six mcf equalling one barrel.*

Advantage was formed on May 23, 2001 as a result of the conversion of Search Energy Corp. into an income fund. The purpose of the conversion was to create a trust entity which distributes substantially all of its cash flow to Unitholders on a monthly basis. The Fund's strategy is to focus on growth through the acquisition and development of producing oil and natural gas properties while minimizing exposure to exploration risk.

CASH DISTRIBUTIONS

Total cash distributions to Unitholders from May 24 to December 31, 2001 amounted to $22.1 million or $1.45 per Unit. Monthly distributions declined during the period as cash flow was impacted by reductions in oil and natural gas prices throughout the period. Advantage's cash distributions are ultimately dependent on commodity prices and production. Cash distributions are announced on a monthly basis and are based on cash flow available after retaining a portion for capital expenditures and debt repayment.

2001 Monthly Distributions

Period ended	Payment date	Distribution per Unit	Taxable Amount	Return of Capital Amount
June 30, 2001	July 16, 2001	$ 0.28	$ 0.1820	$ 0.0980
July 31, 2001	Aug. 15, 2001	$ 0.28	$ 0.1820	$ 0.0980
Aug. 31, 2001	Sept. 17, 2001	$ 0.22	$ 0.1430	$ 0.0770
Sept. 30, 2001	Oct. 15, 2001	$ 0.22	$ 0.1430	$ 0.0770
Oct. 31, 2001	Nov. 15, 2001	$ 0.15	$ 0.0975	$ 0.0525
Nov. 30, 2001	Dec. 17, 2001	$ 0.15	$ 0.0975	$ 0.0525
Dec. 31, 2001	Jan. 15, 2002	$ 0.15	$ 0.0975	$ 0.0525
		$ 1.45	$ 0.9425	$ 0.5075

PRODUCTION

Natural gas production for the period ended December 31, 2001 averaged 26.6 mmcf/d, an improvement of 13 percent over the 23.6 mmcf/d in the Forecast. The increased gas production over Forecast was the result of the acquisition of Due West on July 26 and the successful drilling program at Vermilion which, on a combined basis, averaged approximately 6.6 mmcf/d of production during the seven month period. Partially offsetting the production increases were greater than expected decline rates on the Fund's Wainwright gas production. Including the acquisition of Gascan Resources, which was effective January 1, 2002, Advantage entered 2002 producing approximately 39.0 mmcf/d of natural gas.

Oil and NGLs production averaged 2,954 bbls/d, a 12 percent increase compared with the 2,643 bbls/d in the Forecast. Higher than forecasted production was primarily the result of the acquisition of Due West which added approximately 530 bbls/d of production during the seven month period. This increase was partially offset by lower than anticipated heavy oil production, which averaged 1,128 bbls/d for the period ended December 31, 2001 compared with 1,330 bbls/d in the Forecast.

Daily Production

	Actual	Forecast	% Change
Natural gas (mcf/d)	26,613	23,600	13 %
Light oil & NGLs (bbls/d)	1,826	1,313	39 %
Heavy oil (bbls/d)	1,128	1,330	(15)%
Total (boe/d)	7,390	6,576	12 %

COMMODITY PRICES & MARKETING

Natural Gas

Natural gas prices for the period from May 24 to December 31, 2001 averaged $3.42/mcf ($3.43/mcf including hedging), 45% lower than the Forecast price of $6.22/mcf. Natural gas prices exited 2000 at record levels as a result of low storage levels and an extremely cold winter in northeast North America. Natural gas prices declined throughout most of 2001 due to an erosion of demand in the U.S. combined with increased production levels. These two factors have combined to increase natural gas storage to record levels. Reduced U.S. demand has resulted from a mild summer and winter, and from the economic downturn, which has reduced activity in the industrial sector. More recently, North American natural gas production levels have been declining due to reduced drilling activity. This combined with the economic recovery in the U.S. causes the Fund to remain positive on the near and longer term future of natural gas prices. Advantage's current position is weighted 73% towards natural gas, with approximately 30% of production dedicated to netback price pools managed by the major aggregators and the remaining 70% of production sold on the spot market.

HISTORICAL NATURAL GAS PRICES
(AECO $Cdn/mcf)



$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$12.46
$4.87
$2.39
2000
2001
2002

Average Prices - Natural Gas ($/mcf)

	Actual	Forecast	% Change
Advantage wellhead price	$ 3.43	$ 6.22	(45)%
AECO benchmark	$ 3.46	$ 6.50	(47)%

Crude Oil

Crude oil and NGLs prices averaged $27.34/bbl ($27.99/bbl including hedging) compared with $27.97/bbl in the Forecast. Light oil and natural gas liquids prices, which averaged $31.53/bbl were six percent lower than the $33.39/bbl Forecast, while heavy oil prices averaged $22.27/bbl compared with $22.50/bbl in the Forecast. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI"). The price of WTI fluctuates based on worldwide supply and demand fundamentals. Many factors have affected the recent fluctuations in the price of WTI. The reduction in demand caused by the September 11 attacks combined with a steady supply of production caused WTI prices to decline throughout the fourth quarter of 2001. WTI prices have recovered in 2002 as a result of the recovery in the U.S. economy, supply cutbacks from OPEC and the continued unrest in the Middle East. All of these factors will continue to work together making crude oil price forecasting very difficult.

Average Prices - Crude Oil

	Actual	Forecast	% Change
Light oil & NGLs ($/bbl)	$ 31.53	$ 33.39	(6)%
Heavy oil ($/bbl)	$ 22.27	$ 22.50	(1)%
Oil & NGLs ($/bbl)	$ 27.99	$ 27.97	-
WTI (US$/bbl)	$ 24.20	$ 26.00	(7)%

REVENUE PROTECTION PLAN

On October 12, 2001, Advantage entered into a Revenue Protection Plan with a major Canadian chartered bank which has secured a minimum floor price of $3.51/gj on 18,000 gj/d of natural gas and US$23.27/bbl on 2,000 bbl/d of crude oil while simultaneously ensuring that Unitholders retain significant exposure to commodity price upside. Specifically, the Fund will receive any price above $3.76/gj on 12,000 gj/d of natural gas and US$24.27/bbl on 1,335 bbl/d of crude oil. The plan commenced on November 1, 2001 for a period of one year. For the period ended December 31, 2001 the Revenue Protection plan enhanced revenue by $0.5 million. As a result of this Plan, the Fund's cash flow from operations will be significantly less sensitive to commodity price reductions while still retaining substantial exposure to any price increases. This will enable the Fund to maintain a stable level of distributions throughout a volatile commodity price environment.

Production volumes and product pricing drive the Fund's petroleum and natural gas sales. The factors that contributed to the decrease in sales for the period as compared to the Forecast are as follows:

	($ 000)
Forecast petroleum and natural gas sales	$ 47,283
Increase in natural gas volumes	4,160
Decrease in natural gas prices	(14,767)
Increase in oil and NGLs volumes	1,931
Decrease in oil and NGLs prices	(12)
Period ending December 31, 2001 petroleum and natural gas sales	$ 38,595

ROYALTIES

Total royalties paid for the period ended December 31, 2001, net of Alberta Royalty Credit (ARC), amounted to $5.9 million or $3.60/boe compared with $8.5 million or $6.07/boe in the Forecast. As a percentage of revenue, royalties were 15.3% compared with 18.1% in the Forecast. The lower than forecasted royalty rate was the result of lower than forecasted natural gas prices, and the addition of royalty free natural gas production at Vermilion, which commenced production in October 2001.

Royalties

	Actual	Forecast	% Change
Total royalties, net of ARC ($000)	$ 5,899	$ 8,547	(31) %
per BOE	$ 3.60	$ 6.07	(41) %
As a percentage of revenue	15.3%	18.1%	(2.8) %

OPERATING COSTS

Operating costs for the period ended December 31, 2001 amounted to $7.9 million or $4.82/boe compared with $6.9 million or $4.92/boe in the Forecast. Higher total operating costs were the result of increased production related to the acquisition of Due West. The lower than forecasted boe operating cost was the result of lower cost natural gas production additions at Vermilion and the acquisition of Due West which has lower boe operating cost properties.

Operating Costs

	Actual	Forecast	% Change
Operating costs ($000)	$ 7,905	$ 6,924	14 %
per boe	$ 4.82	$ 4.92	(2) %

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative ("G & A") expense for the period ended December 31, 2001 amounted to $1.7 million or $1.03/boe compared with $1.4 million or $1.02/boe in the Forecast. G&A expense was 21% higher than forecasted due to the acquisition of Due West. G&A per boe was comparable to the Forecast as higher than forecasted production volumes offset the higher costs.

Management fees for the period ended December 31, 2001 amounted to $372,000, 22% lower than the Forecast of $477,000. On a boe basis management fees were $0.23/boe, 32% lower than the Forecast of $0.34/boe. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating expenses. Management fees were lower than forecasted as a result of lower operating cash flow caused by the decline in natural gas prices.

The Fund Manager is entitled to earn a performance fee to the extent that the total annual return of the Fund exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. One tenth (10%) of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price times the average number of Units outstanding during the year) to determine the performance fee. No performance fee was payable for the period ended December 31, 2001. The Management Agreement provides that the Manager will allocate a minimum of one third of management and performance fees earned to the employees of Advantage.

General and Administrative Expenses

	Actual	Forecast	% Change
General and administrative expense ($000)	$ 1,692	$ 1,435	18 %
per BOE	$ 1.03	$ 1.02	1 %
Management fees ($000)	$ 372	$ 477	(22) %
per BOE	$ 0.23	$ 0.34	(32) %
Employees at December 31, 2001	30	23	30 %

INTEREST

Interest expense for the period ended December 31, 2001 amounted to $1.9 million compared with $1.4 million in the Forecast. Higher than forecasted interest expense was the result of a higher average debt balance primarily related to the acquisition of Due West. Partially offsetting the higher debt balance was a lower than forecasted average interest rate for the period. The average interest rate for the period ended December 31, 2001 was 6.1% as compared to 7.6% in the Forecast.

NETBACKS

Operating netbacks for the period ended December 31, 2001 amounted to $15.11/boe compared with $22.61/boe in the Forecast. The lower than forecasted operating netback was the result of 45% lower than forecasted natural gas prices partially offset by lower royalties. Cash flow netbacks amounted to $12.39/boe compared with $20.09/boe in the Forecast.

Netbacks ($/boe)

	Actual	Forecast	% Change
Revenue	$ 23.24	$ 33.60	(31) %
Hedging	0.29	-	-
Royalties	(3.60)	(6.07)	41 %
Operating costs	(4.82)	(4.92)	2 %
Operating netback	$ 15.11	$ 22.61	(33) %
General and administrative	1.03	1.02	(1) %
Management fees	0.23	0.34	32 %
Interest expense	1.15	0.97	(19) %
Taxes	0.31	0.19	(63) %
Cash flow netback	$ 12.39	$ 20.09	(38) %

DEPLETION, DEPRECIATION AND SITE RESTORATION

The depletion, depreciation and amortization rate (DD&A) for the period ended December 31, 2001 was $11.13/boe compared with $7.98/boe in the Forecast. DD&A includes a provision for future site restoration and abandonments of $0.14/boe. The rate used to calculate DD&A is based on the balance of property and equipment brought forward from the balance sheet of Search Energy Corp. at May 23, 2001. The increase in the DD&A rate from the Forecast primarily reflects the acquisition accounting used for Due West. The cost base for the DD&A calculation was increased by $21.4 million reflecting the future tax liability related to the excess purchase price over the tax pools acquired. It is not anticipated that Advantage will pay taxes in the future and, therefore, the higher DD&A will be brought back into income over time through reduced future income tax expense.

TAXES

Current taxes paid or payable for the period ending December 31, 2001 primarily represent capital tax and amounted to $0.5 million as compared to $0.3 million in the Forecast. Capital taxes are based on debt and equity levels at the end of the year. Capital tax was higher than forecasted as result of the acquisition of Due West and the December 18th equity issue. For the period ended December 31, 2001 the Fund recognized an income tax recovery of $7.5 million. As at December 31, 2001 the Fund had a future income tax liability balance of $55.3 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools. It further requires that a future tax liability be recorded on an acquisition when a corporation acquires assets with associated tax pools that are less than the purchase price. As a result of the Due West acquisition, Advantage recorded a future tax liability of $21.4 million.

CAPITAL EXPENDITURES

Capital expenditures for the period ended December 31, 2001 totalled $9.0 million net of property dispositions of $0.7 million. The majority of the capital expenditures were incurred on natural gas drilling, completions and tie-ins at Vermilion, Alberta, and oil drilling at Stoddart, British Columbia. In addition, the Fund expended $60.1 million on the acquisition of Due West.

Capital expenditures at Vermilion were focused on the drilling of 11 wells resulting in seven successful natural gas wells. Six of the successful gas wells were tied-in as multi-zone wells, while the seventh well was tied-in as a single zone well. In addition to these drilling, completion and tie-in costs, a 7.5 mmcf/d natural gas facility was constructed. In total, capital expended in the Vermilion area was $6.0 million. Production from this property commenced in mid-October with the Fund's net share of production averaging 6.8 mmcf/d during the fourth quarter.

At Stoddart approximately $1.1 million was expended on the drilling and completion of two oil wells (40% working interest). Both are on production at restricted rates of 56 bbls/d net to the Fund. Additional stepout drilling and implementation of an enhanced recovery water injection system are planned which will remove production restrictions in late 2002.

Capital Expenditures ($ thousands)

Land and seismic	$ 628
Drilling, completions and workovers	4,995
Well equipping and facilities	3,984
Other	95
Dispositions	(706)
	$ 8,996
Acquisition of Due West Resources	60,127
Total capital expenditures	$ 69,123

ACQUISITIONS

Due West Resources Inc.

On July 26, 2001 Advantage acquired Due West Resources Inc. (a private oil and gas company) for a total cash consideration of $60.1 million. The acquisition was accounted for using the purchase method under which the results of operations were included in the consolidated financial statements from the date of acquisition. This acquisition increased property and equipment by $87.0 million and the future tax liability by $27.4 million. The liability method of accounting requires that a tax liability be recorded on a business combination when the assigned accounting value of the assets is greater than the tax pools acquired. Additional depletion and depreciation expense that resulted from the increased book value will be offset by the amortization of the future tax liability created at the time of acquisition. Also included within the purchase price was the acquisition of $1.4 million of positive working capital and transaction costs of $0.5 million. The acquisition of Due West added approximately 1,650 boe/d of high netback production including 660 bbls/d of crude oil, 5,400 mcf/d of natural gas and 90 bbls/d of NGLs.

Gascan Resources Ltd.

On November 28, 2001 the Fund announced the acquisition of Gascan Resources Ltd. ("Gascan" a private, natural gas weighted company) for a total cash consideration of $62 million. The acquisition closed on January 4, 2002 and therefore, the acquisition and results of operations related to Gascan are not reflected in the December 31, 2001 financial statements. As part of the Gascan acquisition the Fund paid an additional $7.0 million for a natural gas property at Puskwaskau, Alberta which includes 4,639 net acres of undeveloped land with various working interests ranging from 17% to 100%. In addition, the Fund acquired an additional 10% interest in a natural gas property located in the Medicine Hat area of Alberta for $3.8 million. The Fund acquired a 90% interest in this property as part of the Gascan purchase and now holds a 100% interest in this 24 section block.

LIQUIDITY AND CAPITAL RESOURCES

During the period ended December 31, 2001 the Fund completed two equity financings. During October the Fund issued 5,750,000 Trust Units at a price of $7.50 per Unit for total net proceeds of $40.3 million. The proceeds were applied directly to outstanding bank indebtedness, a portion of which was incurred to finance the acquisition of Due West, which closed on July 26, 2001. The second financing closed on December 18, 2001 when the Fund issued 6.0 million Trust Units at a price of $7.65 per Trust Unit generating net proceeds of $43.4 million. The proceeds were applied to reduce the Fund's year end debt balance, and to subsequently finance the acquisition of Gascan, which closed on January 4, 2002. Subsequent to year end, on January 29, 2001, the Fund issued 2.5 million Trust Units at a price of $7.90 per Trust Unit generating net proceeds of $18.8 million. These funds were used to finance the acquisition of the Puskwaskau and Medicine Hat properties, which closed early in 2002. In addition, proceeds have been used to finance the first quarter 2002 capital development program for the Medicine Hat area. As at March 31, 2002 the Fund had approximately 27.1 million Trust Units outstanding.

At December 31, 2001 Advantage had long-term debt outstanding of $23.2 million. This debt balance was reduced as the result of the December 18th equity issue. The proceeds of this equity issue were used to acquire Gascan, which did not close until January 4, 2002 and therefore the December 31, 2001 debt balance does not reflect the additional debt required to finance Gascan. For net asset value purposes, Advantage's net long-term debt balance was as follows:

($ thousands)	
Working capital excluding distributions to Unitholders	$ (1,411)
Bank debt at December 31, 2001	(23,167)
Gascan acquisition, net of deposit paid in December	(63,457)
Property purchase at Medicine Hat	(3,800)
Proceeds of equity issue - January 29, 2002	18,762
Net debt plus working capital for net asset value calculation	$ (73,073)

Advantage has an agreement with a Canadian chartered bank that provides for a $90 million extendible revolving loan facility and a $5 million operating loan facility. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. Under the terms of this facility the borrowing limit is subject to review on April 30, 2002.

Sources and Uses of Funds ($ thousands)

Uses of funds	
Capital expenditures	$ 8,996
Acquisition of Due West	60,127
Distributions paid to Unitholders	18,409
Decrease in long-term debt	3,048
Deposit on Gascan acquisition	6,900
Increase in working capital	6,536
	$ 104,016
Sources of funds	
Cash flow from operations	20,342
Equity issues, net of costs	83,674
	$ 104,016

INDUSTRY RISKS

The oil and gas industry is inherently risky. These risks include the uncertainty of finding new reserves, operational risk associated with the production of oil and natural gas, the volatility of commodity prices, accessing markets to sell hydrocarbons, government regulations, royalty and tax legislation, and access to capital markets.

The Fund attempts to mitigate its reserves and production risk by acquiring and exploiting longer life reserves where production is more stable and predictable. Commodity price volatility risk has been reduced in 2002 by the Revenue Protection Plan which the Fund entered into effective November 1, 2001. The Plan has set a floor price on a portion of the Fund's production while ensuring Unitholders maintain exposure to commodity price upside. Advantage manages the risk of counterparty default by dealing with financially sound counterparties. The Fund also attempts to mitigate risk by employing highly competent employees in all disciplines, engages industry recognized financial and legal advisors, uses leading edge technology to enhance analysis, maintains and monitors forward looking budgets and carries appropriate levels of business and property insurance. The Fund also has a dedicated and experienced Board of Directors, who readily offer their knowledge to the senior management team.

Environmental regulations provide for restrictions and prohibitions on the release of emissions of various substances produced in association with certain crude oil and natural gas operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. The industry is also faced with uncertainties as to availability of access to environmentally sensitive lands for exploration and development activities. The Fund believes it is in compliance with all current environmental legislation and is taking such steps as the Fund believes to be prudent to ensure compliance is maintained.

OUTLOOK

Advantage's objective is to become the leading choice among investors in the oil and gas trust sector. This will be accomplished through the acquisition, development and management of long life, low cost reserves with an emphasis on natural gas. Significant strides have been made since the inception of the Fund in May 2001 in accomplishing this objective. The acquisition of Due West and Gascan has increased established reserves by 147% and improved the Fund's established reserve life index by 48% from 7.1 years to 10.5 years. Since inception of the Fund on May 24, 2001 production has grown from 6,300 boe/d to current production of 9,600 boe/d.

In 2002 Advantage will continue to follow the strategy of acquiring properties that increase the reserve life index, provide low risk development opportunities and enhance long-term cash flow. Production will also be increased through low risk exploitation and development drilling. The Fund will continue to maintain a conservative balance sheet to ensure financial flexibility. To ensure stability of cash distributions and return to Unitholders the Fund will maintain a Revenue Protection Plan to guard against the downward volatility of commodity prices.

Natural gas prices have declined steadily from inception of the Fund in May 2001. AECO prices have dropped from as high as $11.14/mcf in January 2001 to $3.08/mcf in January of 2002. These drastic price declines can be attributable to increased U.S. natural gas production combined with lower demand in the U.S. More recently, however, prices have steadily improved with AECO trading just below $5.00/mcf in March 2002. This improvement reflects increased demand in the U.S. as a result of a more robust economy and a decline in natural gas production. Advantage believes that the long-term demand for natural gas will continue to increase while North American natural gas production levels will continue to be tight. These factors combined with natural gas being the fuel of choice in supplying growing electricity demand due to its environmental and economic advantages, causes Advantage to be bullish on the long-term economics of natural gas and where possible will focus on the acquisition and development of natural gas properties.

The following table indicates the Fund's cash flow sensitivity to changes in prices and production of natural gas, crude oil and NGLs, exchange rates and interest rates for 2002. Advantage is considerably more sensitive to changes in natural gas prices as compared to oil due to the Fund's higher natural gas weighting.

Sensitivities

	Cash flow ($000)	Cash flow per Unit ($/Unit)
Natural gas		
AECO price change of $0.25/mcf	$ 3,100	$ 0.08
Production change of 1,000 mcf/d	$ 800	$ 0.03
Crude oil		
WTI price change of US$1.00/bbl	$ 500	$ 0.02
Production change of 200 bbl/d	$ 1,200	$ 0.04
Light/heavy differential change of US$1.00/bbl	$ 400	$ 0.01
Cdn$0.01 change in the Cdn$/US$ exchange rate	$ 800	$ 0.03
1% change in interest rate	$ 800	$ 0.03

CORPORATE GOVERNANCE

Advantage Investment Management Ltd. has been retained by the Board of Directors to provide advisory and management services to the Fund and to Search. The Board of Directors' mandate is to supervise the management of the business and affairs of the Fund including the business and affairs of the Fund delegated to Search. In particular, all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $2 million; (ii) the approval of annual operating and capital expenditure budgets; and (iii) the establishment of credit facilities, will be made by the Board.

Computershare Trust Company of Canada, the Trustee of the Fund, has delegated certain matters to the Board of Directors. These include all decisions relating to issuance of additional Trust Units and the determination of the amount of distributions. Any amendment to any material contract to which the Fund is a party will require the approval of the Board of Directors, and in some cases, Unitholder approval.

The Board of Directors meets regularly to review the business and affairs of the Fund and Search and to make any required decisions.

The Board of Directors consists of seven members, five of whom are unrelated to the Fund. There has also been established three sub-committees. The Audit Committee and the Independent Reserve Evaluation Committee each have three members, all of whom are unrelated. The Compensation Committee has three members, two of whom are unrelated. In addition, the Chairman of the Board is not related and is not an executive officer of the Fund.

A further discussion of the Fund's corporate governance practices can be found in the Management Proxy Circular.

Consolidated Financial Statements

Management's Report

Advantage Energy Income Fund Management takes responsibility for the preparation and presentation of the consolidated financial statements together with the operational information contained in this report. The financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles.

Estimates have been used in the preparation of the consolidated financial statements when transactions affecting the reporting period cannot be finalized until a later date. The carrying value of oil and gas interests reflects Management's best judgement with regard to the underlying assets. Other financial information contained throughout this annual report is consistent with that provided in the consolidated financial statements.

Management has developed and maintains a system of internal control that provides reasonable assurance that all transactions are accurately and reliably recorded, that the consolidated financial statements accurately report the Fund's operating and financial results, and that the Fund's assets are safeguarded.

The Audit Committee, comprised of non-management directors, acts on behalf of the Board of Directors to ensure that Management fulfils its financial reporting and internal control responsibilities. The Audit Committee has reviewed the consolidated financial statements with management and Ernst & Young LLP, the Fund's external auditors, and has reported to the Board of Directors thereon. The Board of Directors has approved these consolidated financial statements.

(signed) Kelly I. Drader
President & CEO

(signed) Jeffrey P. Jongmans
Vice President, Finance & CFO

Auditors' Report

To the Unitholders of Advantage Energy Income Fund:

We have audited the consolidated balance sheet of Advantage Energy Income Fund as at December 31, 2001 and the consolidated statements of income and accumulated income, cash distributions to Unitholders and cash flows for the period from May 24, 2001 to December 31, 2001. These financial statements are the responsibility of the Fund's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2001 and the results of its operations and its cash flows for the period from May 24, 2001 to December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
April 9, 2002

(signed) Ernst & Young LLP
Chartered Accountants

Consolidated Balance Sheet

(thousands of dollars)

Assets	December 31, 2001
Current assets	
Accounts receivable	$ 13,102
Deposit (note 10)	6,900
Property and equipment (note 4)	214,322
	$ 234,324
Liabilities	
Current liabilities	
Bank indebtedness	$ 889
Accounts payable and accrued liabilities	13,624
Cash distributions payable to Unitholders (note 7)	3,690
	18,203
Long-term debt (note 5)	23,167
Provision for future site restoration	3,096
Future income taxes (note 8)	55,297
	99,763
Unitholders' equity	
Unitholders' capital (note 6)	128,616
Accumulated income	28,044
Accumulated cash distributions (note 7)	(22,099)
	134,561
	$ 234,324

On behalf of the Board of Directors:

(signed) Rodger A. Tourigny
Director

(signed) Kelly I. Drader
Director

see accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Income and Accumulated Income

(thousands of dollars)

	For the period May 24, 2001 to December 31, 2001
Revenue	
Petroleum and natural gas sales	$ 38,595
Royalties, net of Alberta Royalty Credit	(5,899)
	32,696
Expenses	
Operating	7,905
General and administrative	1,691
Management fee (note 1)	372
Interest	1,882
Depletion, depreciation and site restoration	18,255
	30,105
Income before taxes	2,591
Future income tax recovery (note 8)	(7,480)
Income and capital taxes (note 8)	504
Net income	9,567
Accumulated income, beginning of period	18,477
Accumulated income, end of period	$ 28,044
Net income per Trust Unit (note 6)	
Basic and diluted	$ 0.62

Consolidated Statement of Cash Distributions to Unitholders

(thousands of dollars)

	For the period May 24, 2001 to December 31, 2001
Cash flow from operations	$ 20,342
Cash reserved for capital expenditures and debt repayment	1,757
Cash distributions to Unitholders	$ 22,099
Cash distributions per Unit (note 7)	$ 1.45

see accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows

(thousands of dollars)

	For the period May 24, 2001 to December 31, 2001
Operating Activities	
Net income	$ 9,567
Add (deduct) items not requiring cash:	
Future income taxes	(7,480)
Depletion, depreciation and site restoration	18,255
Cash flow from operations	20,342
Changes in non-cash working capital	(8,388)
Cash provided by operating activities	11,954
Financing Activities	
Units issued, net of costs (note 6)	83,674
Decrease in long-term debt	(3,048)
Cash distributions to Unitholders (note 7)	(18,409)
Deposit on Gascan acquisition	(6,900)
Cash provided by financing activities	55,317
Investing Activities	
Expenditures on property and equipment	(9,702)
Property dispositions	706
Acquisition of Due West Resources Inc. (note 3)	(60,127)
Changes in non-cash working capital	(736)
Cash used in investing activities	(69,859)
Net decrease in cash	(2,588)
Cash, beginning of period	1,699
Bank indebtedness, end of period	$ (889)
Supplementary cash flow information:	
Interest paid	$ 1,787
Income and capital taxes paid	$ 744

see accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

All tabular amounts in thousands except for per share amounts

1. STRUCTURE OF THE TRUST

Advantage Energy Income Fund ("Advantage", the "Trust" or the "Fund") was formed on May 23, 2001 as a result of the conversion of Search Energy Corp. ("Search") into a royalty trust. The purpose of the conversion was to create a trust entity which distributes substantially all of its cash flow to Unitholders on a monthly basis. The Fund's strategy is to minimize exposure to exploration risk while focusing on growth through acquisition and development of producing crude oil and natural gas properties.

Advantage is an open-ended mutual fund trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated April 17, 2001 between Search and Computershare Investor Services Inc. (formerly the Montreal Trust Company) as trustee. The Trust commenced operations on May 24, 2001. The beneficiaries of the Trust are the holders of the Trust Units (the "Unitholders").

The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly-owned subsidiary, Search, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are currently the common shares of Search, a royalty in the producing properties of Search (the "Search Royalty") and notes of Search (the "Search Notes").

In accordance with the terms of the Trust Indenture, the Trust will make cash distributions to Unitholders of the interest income earned from the Search Notes and royalty income earned from the Search Royalty. The Search Royalty and the Search Notes result in the effective transfer of the economic interest in the properties of Search to the Trust. However, while the royalty is a contractual interest in the properties owned by Search, it does not confer ownership in the underlying resource properties.

The Trust is managed by Advantage Investment Management Ltd. (the "Manager"). The Manager receives a management fee and an incentive fee pursuant to a Management Agreement as approved by the Board of Directors. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenues less royalties and operating costs. Management fees also include an incentive fee equal to 10% of the amount by which the total return to investors exceeds 8%.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The management of Advantage Energy Income Fund prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements requires management to make estimates and assumptions that effect the reported amount of assets and liabilities and disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the notes, should be considered an integral part of the consolidated financial statements.

Search is an oil and natural gas exploitation and development company operating in Western Canada that is a wholly-owned subsidiary of the Trust. These financial statements include the accounts of the Trust and Search on a consolidated basis from May 24, 2001, the date of the Trust's creation.

Property and equipment

(a) Petroleum and natural gas properties and related equipment

The Fund follows the full cost method of accounting in accordance with the guideline issued by the Canadian Institute of Chartered Accountants whereby all costs associated with the acquisition of and the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive are capitalized in a Canadian cost centre and charged to income as set out below. Such costs include lease acquisition, drilling, geological and geophysical costs and overhead expenses related to exploration and development activities. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proven reserves are attributable to the properties or impairment occurs.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Depletion of petroleum and natural gas properties and depreciation of lease and well equipment is provided on accumulated costs using the unit of production method based on estimated proved petroleum and natural gas reserves, before royalties, as determined by independent engineers. For purposes of the depletion calculation, proven petroleum and natural gas reserves are converted to a common unit of measure on the basis of one barrel of oil or liquids being equal to six mcf of natural gas.

The depletion and depreciation cost base includes total capitalized costs, less costs of unproved properties, plus a provision for future development costs of proven undeveloped reserves.

The net carrying value of the Trust's petroleum and natural gas properties and production equipment is limited to an ultimate recoverable amount. This amount is the aggregate of estimated future net revenues from proved reserves and the costs of unproved properties, net of impairment allowances, less future estimated production costs, general and administrative costs, financing costs, site restoration and abandonment costs, and income taxes. Future net revenues are estimated using prices and costs without escalation or discounting, and the income tax and Alberta Royalty Credit legislation in effect at the year-end.

(b) Furniture and equipment

The Fund records furniture and equipment at cost and provides depreciation on the declining balance method at a rate of 20% per annum which is designed to amortize the cost of the assets over their estimated useful lives.

Future site restoration

The estimated cost of future site restoration and abandonment is based on the current cost and the anticipated method and extent of site restoration in accordance with existing legislation and industry practice. The annual charge, provided for on a unit of production basis, is accounted for as part of depletion, depreciation and site restoration expense. Actual site restoration expenditures are charged to the accumulated provision account as incurred.

Measurement uncertainty

The amounts recorded for depletion and depreciation of property and equipment and the provision for future site restoration costs are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

Joint operations

The accounts of the Trust reflect its proportionate interest in exploration and production activities conducted jointly with others.

Cash distributions

Cash distributions are calculated on an accrual basis and are paid to Unitholders monthly based on cash available for distributions. Cash distributions paid to Unitholders during the period are presented in note 7.

Income taxes

The Trust follows the liability method of accounting for income taxes. Under this method future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using enacted tax rates and laws expected to apply when the differences reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantially enacted.

Financial instruments

From time to time, the Fund uses various financial instruments to manage risk associated with crude oil and natural gas price fluctuations. These instruments are not used for trading purposes. Proceeds and costs realized from holding the related contracts all of which constitute effective hedges, are recognized in oil and gas revenues at the time that each transaction under a contract is settled (see note 9).

3. ACQUISITION OF DUE WEST RESOURCES INC.

On July 26, 2001 Advantage acquired all of the issued and outstanding shares of Due West Resources Inc. ("Due West"), an oil and natural gas company, for cash consideration of $60.1 million. The acquisition has been accounted for using the purchase method with the results of operations included in the consolidated financial statements from the date of acquisition. The purchase price was allocated as follows:

Net assets acquired and liabilities assumed:	
Property & equipment	$ 87,042
Net working capital	1,441
Future income taxes	(27,353)
Future site restoration	(1,003)
	$ 60,127

Consideration:	
Cash	$ 59,664
Acquisition costs incurred	463
	$ 60,127

4. PROPERTY & EQUIPMENT

	December 31, 2001		
	Cost	Accumulated depletion & depreciation	Net book value
Petroleum and natural gas properties and related equipment	$ 274,492	$ 60,295	$ 214,197
Furniture and equipment	593	468	125
	$ 275,085	$ 60,763	$ 214,322

During the period ended December 31, 2001, Advantage capitalized general and administrative expenditures directly related to exploration and development activities of $742,000.

Costs of $10,949,000 for unproven properties have been excluded from the calculation of depletion expense.

5. LONG-TERM DEBT

Advantage has an agreement with a Canadian chartered bank which provides for a $90 million extendible revolving loan facility and a $5 million operating loan facility both of which mature on January 3, 2003. The loan's interest rate is based on either prime or bankers acceptance rates at the Trust's option subject to certain basis point or stamping fee adjustments ranging from 0% to 2% depending on the Trust's debt to cash flow ratio. The credit facilities are secured by a $250 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. Under the terms of this facility the borrowing limit is subject to review on April 30, 2002.

At December 31, 2001, the effective interest rate on the outstanding amounts under the facility was 4.75%.

6. UNITHOLDERS' CAPITAL

(a) Authorized

(i) Unlimited number of voting Trust Units

(b) Issued

	Number of Units	Amount
Balance at May 24, 2001	12,834,282	$ 44,942
Issued for cash, net of costs	11,764,500	83,674
Balance at December 31, 2001	24,598,782	$ 128,616

On October 4, 2001, and October 11, 2001 Advantage issued 5,000,000 and 750,000 Trust Units respectively at $7.50 per Trust Unit and on December 18, 2001 Advantage issued 6,014,500 Trust Units at $7.65 per Trust Unit. Total net proceeds were $83.7 million (net of issue costs of $5.5 million).

Per Unit Amounts

The calculation of net income per Trust Unit is based on the basic and diluted weighted average number of Trust Units outstanding during the period ended December 31, 2001 of 15,495,106.

7. CASH DISTRIBUTIONS

Cash distributions to Unitholders were paid/payable as follows:

Period ended	Record date	Payment date	Distribution	Distribution per Unit
June 30, 2001	July 3, 2001	July 16, 2001	$ 3,593	$ 0.28
July 31, 2001	July 31, 2001	Aug. 15, 2001	$ 3,593	0.28
Aug. 31, 2001	Aug. 31, 2001	Sept. 17, 2001	$ 2,824	0.22
Sept. 30, 2001	Oct. 1, 2001	Oct. 15, 2001	$ 2,824	0.22
Oct. 31, 2001	Oct. 31, 2001	Nov. 15 2001	$ 2,788	0.15
Nov. 30, 2001	Nov. 30, 2001	Dec. 17, 2001	$ 2,788	0.15
Dec. 31, 2001	Dec. 31, 2001	Jan. 15, 2002	$ 3,689	0.15
			$ 22,099	$ 1.45

8. INCOME TAXES

The taxable income of the Fund is comprised of interest income related to the Search Notes and royalty income from the Search Royalty less deductions for Canadian Oil and Gas Property Expense (COGPE) and unit issue costs.

The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

	For the period May 24, 2001 to December 31, 2001
Income before taxes	$ 2,591
Expected income tax expense at statutory rates (42.88%)	1,111
Increase (decrease) in income taxes resulting from:	
Non-deductible Crown charges	2,036
Resource allowance	(2,659)
Amounts included in trust income and other	(7,968)
Future income tax recovery	(7,480)
Income and capital taxes	504
	$ (6,976)

The components of the future income tax liability at December 31, 2001 are as follows:

Property and equipment in excess of tax basis	$ 54,943
Future site restoration deductions	(1,323)
Non-capital tax loss carry forward	(1,265)
Other	2,942
Future income tax liability	$ 55,297

At December 31, 2001 the Trust had non-capital losses available to reduce future years taxable income of $2.9 million which expire in the years 2002 through 2008.

9. FINANCIAL INSTRUMENTS

Financial instruments of the Fund consist of current assets, current liabilities and long-term debt. As at December 31, 2001, there are no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of the financial instruments. Substantially all of the Fund's accounts receivable are due from customers in the oil and gas industry and are subject to normal industry credit risks.

The Fund uses various types of derivative financial instruments to reduce its exposure to fluctuations in commodity prices. The fair value of these derivative instruments are based on an estimate of the amounts that would have been paid to or received from counterparties to settle these instruments. The Fund is exposed to losses in the event of default by the counterparties to these instruments. The Fund manages this risk by dealing with financially sound counterparties.

As at December 31, 2001 the following instruments were outstanding:

Instrument	Quantity	Terms	Effective period	Settlement value
Crude oil				
Swap - WTI	2,000 bbls/d	US$23.27/bbl	Nov. 1, 2001 - Oct. 31, 2002	$ 3,380
Call - WTI	1,335 bbls/d	US$24.27/bbl (cost US$1.96/bbl)	Nov. 1, 2001 - Oct. 31, 2002	(1,267)
Collar - WTI	5,000 bbls/month	US$20.00 - 30.00/bbl	Jan. 1, 2002 - Dec. 31, 2002	21
Natural Gas				
Swap - AECO	18,000 gj/d	$3.51/gj	Nov. 1, 2001 - Oct. 31, 2002	930
Call - AECO	12,000 gj/d	$3.76/gj (cost Cdn$0.47/gj)	Nov. 1, 2001 - Oct. 31, 2002	(1,715)
Put AECO	500 gj/d	$4.60/gj	Jan. 1, 2002 - Dec. 31, 2002	230
				$ 1,579

10. SUBSEQUENT EVENTS

(a) Acquisition of Gascan Resources Ltd.

On January 4, 2002 Advantage acquired the crude oil and natural gas assets of Gascan Resources Ltd. ("Gascan") for cash consideration of $70.4 million. Included on the balance sheet is a deposit of $6.9 million which was applied against the purchase price. The balance of the acquisition cost was financed through available lines of credit (note 5). Results from operations will be included in the Fund's financial statements from the date of acquisition. The acquisition is being accounted for as a purchase as of the closing date of the acquisition. The purchase price will be allocated as follows:

Net assets acquired and liabilities assumed:		Consideration:	
Property & equipment	$ 105,043	Cash	$ 69,000
Future income taxes	(34,686)	Acquisition costs incurred	1,357
	$ 70,357		$ 70,357

(b) Trust Unit Issue

On January 29, 2002 Advantage issued 2,500,000 Trust Units at $7.90 per Trust Unit for net proceeds of $18,762,500 (net of issue costs of $987,500). The net proceeds of the offering were used to repay a portion of long-term debt, a portion of which was incurred to fund the acquisition of Gascan and to pay for additional working interests in natural gas assets located in the Medicine Hat area of Alberta. The total cost of the additional Medicine Hat interests was $3.8 million.

Corporate Information

Directors

Gary F. Bourgeois
Vice President, Corporate Development,
Advantage Energy Income Fund
Toronto, Ontario

Kelly I. Drader [2]
President & CEO,
Advantage Energy Income Fund
Calgary, Alberta

Ronald A. McIntosh [3]
President & CEO,
Ventus Energy Ltd.
Calgary, Alberta

Roderick M. Myers [2] [3]
Independent oil & gas consulting engineer,
Calgary, Alberta

Steven Sharpe [1] [2]
Managing Director,
The EBS Corporation
Toronto, Ontario

Lamont C. Tolley [1] [4]
President,
Genex Energy Inc.
Calgary, Alberta

Rodger A. Tourigny [1] [3]
President,
Tourigny Management Ltd.
Calgary, Alberta

[1] Member of Audit Committee
[2] Member of Compensation Committee
[3] Member of Independent Reserve Evaluation Committee
[4] Chairman of the Board

Transfer Agent

Computershare Trust Company of Canada
710 530-8 Avenue SW
Calgary, Alberta
T2P 3S8
Telephone: (403) 267-6598
Toll free: 1-888-267-6555
email: caregistryinfo@computershare.com

Officers

Kelly I. Drader
President & CEO

Patrick J. Cairns
Senior Vice President

Gary F. Bourgeois
Vice President, Corporate Development

Jeffrey P. Jongmans
Vice President, Finance & CFO

Rick P. Mazurkewich
Vice President, Operations

Tony Takahashi
Vice President, Exploitation

Corporate Secretary

Jay P. Reid
Partner, Burnet, Duckworth and Palmer

Operating Company

Search Energy Corp.

Auditors

Ernst & Young LLP
Calgary, Alberta

Bankers

The Bank of Nova Scotia
National Bank of Canada

Independent Reserve Evaluators

Sproule Associates Limited
Calgary, Alberta

Legal Counsel

Burnet, Duckworth and Palmer
Calgary, Alberta

Toronto Stock Exchange Trading Symbol

AVN.UN

Corporate Offices

The Roslyn Building
Suite 700,
400 5 Avenue SW
Calgary, Alberta T2P 0L6
(403) 261-8810

The Exchange Tower
130 King Street West, Suite 1800
P.O. Box 427
Toronto, Ontario M5X 1E3
(416) 945-6636

Toll free: 1-866-393-0393
visit our website at www.advantageincome.com

The Advantage Team

Sterling Burrell
Wendy Chow
Rebecca Clark
Tony Coombs
Jay Cooper
David Cronkhite
Tallis Dent
Mike Downie
Angela Durlacher-Nieddu
Lynn Dyson

Brian Ellithorpe
Sandra Forsythe
Jodie Gagola
Fran Goulet
Peter Hanrahan
Jeff Heim
Diana Hilchey
Weldon Kary
Al Lambert
Sharky Leung

Janet McAslan
Linda Moore
Jacqueline Paré
Mike Prance
Gordon Reich
Sandra Ronney
Theresa Sacha
Louise Stevenson
Linda Tang
Glenda Wiens
Barry Wilmot

Abbreviations

AECO - Alberta Energy Company interconnect with the Nova System
API - American Petroleum Institute
bbls - barrels
mbbls - thousand barrels
mmbbls - million barrels
bbls/d - barrels per day
boe - barrels of oil equivalent (6 mcf = 1 bbl)
mboe - thousand barrels of oil equivalent
boe/d - barrels of oil equivalent per day
bcf - billion cubic feet
mcf - thousand cubic feet
mmcf - million cubic feet
mcf/d - thousand cubic feet per day
mmbtu - million British thermal units
gj - gigajoules
NGLs - natural gas liquids
WTI - West Texas Intermediate


ADVANTAGE
ENERGY INCOME FUND

Suite 700 400 - 5 Avenue SW
Calgary, Alberta
T2P 0L6
Telephone: (403) 261-8810
Toll Free: 1-866-393-0393
www.advantageincome.com